Regan Holding Corp.
                                            1179 N. McDowell Blvd.
                                            Petaluma, CA 94954

                                            July 21, 1997


Shelley E. Parratt
Assistant Director
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ms. Parratt:

     Regan Holding Corp. ("Registrant") hereby requests, pursuant to Rule 477 of Regulation C under the Securities Act of 1933, that the Registrant's Registration Statement on Form S-1 (File No. 33-45746), filed on February 14, 1992, be withdrawn. The Registrant did not consummate the offering of securities to be registered under such Registration Statement and accordingly believes that such withdrawal is consistent with the public interest and the protection of investors.

                                            Sincerely

                                            s/Lynda L. Regan

                                            Lynda L. Regan, Chief
                                              Executive Officer